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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                            ------------------------

                       CHAMPION INTERNATIONAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                         CONDOR ACQUISITION CORPORATION
                          INTERNATIONAL PAPER COMPANY
                       (NAME OF FILING PERSON -- OFFEROR)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   158525105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            WILLIAM B. LYTTON, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          INTERNATIONAL PAPER COMPANY
                             2 MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 397-1500
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                            ------------------------

                                   COPIES TO:
                             DENNIS S. HERSCH, ESQ.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 450-4000
                            ------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO filed by International Paper Company, a Delaware corporation ("IP"), and Condor Acquisition Corporation, a New York corporation and a wholly-owned subsidiary of IP ("Purchaser"), on May 19, 2000, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), relating to the offer by IP through Purchaser to exchange each issued and outstanding share of common stock, par value $0.50 per share (together with the associated rights to purchase preferred stock, the "Champion Shares"), of Champion International Corporation, a New York corporation ("Champion"), for shares of common stock, par value $1.00 per share (the "IP Shares"), of IP and cash as described in the Prospectus (as defined below).

     The Offer is made pursuant to an Agreement and Plan of Merger, dated as of May 12, 2000, among Champion, IP and Purchaser, which contemplates a business combination of Champion and IP (the "Merger"). IP has filed a registration statement with the Securities and Exchange Commission on Form S-4 as amended on June 9, 2000, relating to the IP Shares to be issued to stockholders of Champion in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits (a)(1) and (a)(2) hereto.

     All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by IP, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1) Prospectus relating to IP Shares to be issued in the Offer and the Merger (incorporated by reference from IP's
        Registration Statement on Form S-4 as amended, filed on June
        9, 2000).

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONDOR ACQUISITION CORPORATION

                                          By:     /s/ WILLIAM B. LYTTON
                                            ------------------------------------
                                            Name: William B. Lytton
                                            Title:   Director and President

                                          INTERNATIONAL PAPER COMPANY

                                          By:     /s/ WILLIAM B. LYTTON
                                            ------------------------------------
                                            Name: William B. Lytton
                                            Title:   Senior Vice President and
                                                     General Counsel

Dated: June 9, 2000

                                        2
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                                 EXHIBIT INDEX

EXHIBIT
  NO.                             EXHIBIT NAME
-------                           ------------
(a)(1)    Prospectus relating to IP Shares to be issued in the Offer and the Merger (incorporated by reference from IP's
          Registration Statement on Form S-4 as amended, filed on June
          9, 2000).